Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X] Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [__] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. announcing that it has agreed to purchase from an unaffiliated third party, a Capesize dry bulk carrier of approximately 175,000 dwt, currently under construction by Shanghai Waigaoqiao Shipbuilding Co., Ltd.

                                                                      Exhibit 1
                                                                      ---------

                                                             Corporate Contact:
                                                              Ioannis Zafirakis
                                                    Director and Vice-President
                                                    Telephone: + 30-210-9470100
                                                izafirakis@dianashippinginc.com
                                                -------------------------------
For Immediate Release
                                                  Investor and Media Relations:
                                                                    Edward Nebb
                                                               Euro RSCG Magnet
                                                    Telephone: + 1-212-367-6848
                                                           ed.nebb@eurorscg.com
                                                           --------------------


              DIANA SHIPPING INC. ANNOUNCES NEW VESSEL ACQUISITION
      Addition of Capesize Dry Bulk Carrier Will Expand and Diversify Fleet

ATHENS, Greece, September 13, 2006 - Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has agreed to purchase from an unaffiliated third party, a Capesize dry bulk carrier of approximately 175,000 dwt, currently under construction by Shanghai Waigaoqiao Shipbuilding Co., Ltd. for a price of $91 million. The vessel, to be named Sideris GS, is expected to be delivered to the Company by the sellers immediately upon completion of its construction in or about December 2006.

Diana Shipping Chairman and Chief Executive Officer,  Simeon Palios,  commented:
"The acquisition of our fifteenth dry bulk carrier and especially of a Capesize vessel is very significant to our Company. The addition of this vessel to our fleet is consistent with our strategy of expanding our fleet in the Capesize sector and at the same time operating modern vessels. The weighted average age of our fleet at the time of delivery will be only 3.7 years with a total cargo carrying capacity of approximately 1.3 million dwt."

Upon delivery of this vessel, the Company's fleet will consist of thirteen Panamax dry bulk carriers and two Capesize dry bulk carriers.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DIANA SHIPPING INC.
                                                    (registrant)


Dated:  September 13, 2006                      By:  /s/ Anastassis Margaronis
                                                     --------------------------
                                                     Anastassis Margaronis
                                                     President